Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-52660) pertaining to the Non-Employee Directors’ Equity Compensation Plan of NACCO Industries, Inc. and in the Registration Statement (Form S-8 No. 333-139268) pertaining to the NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan of NACCO Industries, Inc. of our reports dated March 2, 2010, with respect to the consolidated financial statements and schedules of NACCO Industries, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of NACCO Industries, Inc. and Subsidiaries, and of our report dated March 2, 2010, with respect to the Combined Financial Statements of The Unconsolidated Mines, included in this Annual Report (Form 10-K) for the year ended December 31, 2009.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 2, 2010